Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION1 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the registered securities of SBC Medical Group Holdings Incorporated does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, as amended and bylaws, as amended, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to the “Company,” “we,” “our,” and “us” in this Exhibit refer to SBC Medical Group Holdings Incorporated.

Authorized Capital Stock

Our authorized capital stock consists of 400,000,000 shares of common stock, $0.0001 par value, and 20,000,000 shares of undesignated preferred stock, $0.0001 par value. The number of shares of registrant’s Common Stock outstanding as of February 28, 2025 was 103,611,251, after deducting 270,000 shares of treasury stock.

Common Stock

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended Charter or bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of our common stock that are voted is required to approve any such matter voted on by our stockholders. Our board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

No shareholders of the Company holding common stock have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Company.

Preferred Stock

The Amended Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the closing of the Business Combination. The Public Warrants will expire five years after the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of our common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of our common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of our common stock upon exercise of a warrant unless the Company’s common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

If a registration statement covering the shares of our common stock issuable upon exercise of the warrants is not effective by the 60th business day after the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Company’s common stock issuable upon exercise of the warrants is not effective within a specified period following the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the reported last sale price of our common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

To date, the shares of common stock have not traded at a price that would allow us to call the Public Warrants for redemption. If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. In the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption (the “Redemption Date”). Pursuant to the terms of the warrant agreement, notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. In addition, the Company will issue a press release and file a current report on Form 8-K with the Securities and Exchange Commission containing notice of redemption. The Company is not contractually obligated to notify investors when its warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the warrant agreement.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of our common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their warrants for that number of shares of our common stock equal to the quotient obtained by dividing (x) the product of the number of shares of our common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of our common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Closing. If we call our Public Warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of our common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of our common stock is increased by a stock dividend payable in shares of our common stock, or by a split-up of shares of our common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of our common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of our common stock. A rights offering to holders of our common stock entitling holders to purchase shares of our common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of our common stock equal to the product of (i) the number of shares of our common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our common stock) and (ii) one (1) minus the quotient of (x) the price per share of our common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for our common stock, in determining the price payable for our common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of our common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of our common stock on account of such shares of our common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of our common stock in connection with the Closing of the Business Combination, (d) to satisfy the redemption rights of the holders of our common stock in connection with an Extension requiring a stockholder vote to amend the Charter (i) for an Extension or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of our common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of our common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of our common stock.

Whenever the number of shares of our common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of our common stock (other than those described above or that solely affects the par value of such shares of our common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of our common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of our common stock in such a transaction is payable in the form of our common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants and the Placement Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Pono. You should review a copy of the warrant agreement, which has been publicly filed with the SEC and which you can find in the list of exhibits to this registration statement, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of our common stock and any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of our common stock to be issued to the warrant holder.

Placement Warrants

Except as described below, the Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Placement Warrants (including our common stock issuable upon exercise of the Placement Warrants) are not transferable, assignable or salable until 30 days after the Closing (except, among certain other limited exceptions to our officers and directors and other persons or entities affiliated with the Sponsor) and will be entitled to registration rights, so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Placement Warrants on a cashless basis. The Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of our common stock equal to the quotient obtained by dividing (x) the product of the number of shares of our common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions. The payment of any cash dividends will be within the discretion of our board of directors at such time. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

The Amended Charter and the Company’s bylaws and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company’s board of directors and therefore depress the trading price of the Company’s common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the Company’s board of directors or taking other corporate actions, including effecting changes in the management of the Company. Among other things, the Amended Charter and the Company’s bylaws include provisions regarding:

●	the ability of the Company’s board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

●	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the board;

●	the limitation of the liability of, and the indemnification of, the Company’s directors and officers;

●	the exclusive right of the Company’s board of directors to elect a director to fill a vacancy created by the expansion of the Company’s board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Company’s board of directors;

●	the requirement that directors may only be removed from the Company’s board of directors for cause;

●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

●	the requirement that a special meeting of stockholders may be called only by the Company’s board of directors, the chairperson of the Company’s board of directors, the Company’s chief executive officer or the Company’s president (in the absence of a chief executive officer), which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

●	the procedures for the conduct and scheduling of board of directors and stockholder meetings;

●	the requirement for the affirmative vote of holders of at least 2/3 of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of the Amended Charter or the Company’s bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company’s board of directors and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

●	the ability of the Company’s board of directors to amend the bylaws, which may allow the Company’s board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

●	advance notice procedures with which stockholders must comply to nominate candidates to the Company’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company’s board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company’s board of directors or management.

Any provision of the Amended Charter, the Company’s bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for the Company’s common stock.

The Company is subject to statutory “anti-takeover” provisions under Delaware law; the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 of the DGCL which may prohibit certain business combinations with stockholders owning 15% or more of the Company’s outstanding voting stock. These anti-takeover provisions and other provisions in the Company’s Amended Charter and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of the Company’s board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving the Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause the Company to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in the Company’s board of directors could cause the market price of the Company’s common stock to decline.

Certain provisions of the Company’s amended and restated bylaws are intended to strengthen the position of the Company’s board of directors in the event of a hostile takeover attempt. These provisions have the effect of providing the Company’s board of directors with the sole power to fill vacancies on the Company’s board of directors and providing that stockholders may only call a special meeting by the request, in writing, of stockholders owning individually or together ten percent (10%) or more of the entire capital stock of the corporation issued and outstanding and entitled to vote. The Company may include provisions in its certificate of incorporation that may discourage a third party from making a proposal to acquire us, even if some of its stockholders might consider the proposal to be in their best interests. For example, the Company may amend its certificate of incorporation to authorize its board of directors to issue one (1) or more classes or series of preferred stock that could discourage or delay a tender offer or change in control. In addition, the Company may enter into a stockholder rights plan, commonly known as a “poison pill,” that may delay or prevent a change of control.

Exclusive Forum for Certain Lawsuits

The Amended Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees to the Company or its stockholders, (iii) any action arising pursuant to any provision of the DGCL, or the certificate of incorporation or the bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Amended Charter also provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors, officers, or other employees, which may discourage lawsuits against the Company and its directors, officers, and other employees. If a court were to find the exclusive-forum provision to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

Registration Rights

The holders of the Founder Shares and Placement Units (and any securities underlying the Placement Units) are entitled to registration rights pursuant to the registration rights agreement that was signed at the time of the IPO, requiring the Company to register such securities for resale. The holders of the majority of these securities are entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

The Company’s common stock and warrants are currently quoted on the Nasdaq Global Market and the Nasdaq Capital Market, respectively, under the symbols “SBC” and “SBCWW,” respectively.